FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F for Form 40–F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82– N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6–K

Signature
Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: June 15, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Secures US$2.75 Billion Credit Facility

Announces Expanded Investment in Serviced Apartment Hotel

Completes City of Dreams Project Review

New York, June 15, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, announced that its subsidiary, Melco PBL Gaming (Macau) Limited, has today secured commitment from a group of banks for senior secured term and revolving loan facilities in the amount of US$2.75 billion with terms of between five and seven years. The Company believes that these facilities provide all of its outstanding funding requirements for the current project development pipeline, including City of Dreams and the Macau peninsula development project.

The new loan facilities will allow the Company to retire its existing committed but undrawn borrowing arrangements. The new facilities will be denominated in Hong Kong dollars and/or United States dollars and provide both substantially improved pricing terms and increased flexibility as compared with the US$1.6 billion facility committed in September 2006. The Coordinating Lead Arrangers of the new facilities are ANZ, Bank of America, Barclays Capital, Deutsche Bank AG and UBS AG.

The new financing is comprised of US$2.5 billion of term loan facilities and a US$250 million revolving credit facility. The term loan facilities mature in seven years, with the new revolving credit facility maturing in five years. At peak borrowing levels, the Company expects to maintain its industry-leading debt to equity ratio.

Simon Dewhurst, Executive Vice President and Chief Financial Officer, said, “The banks’ commitment to provide us with the new credit facilities is a major milestone for our Company and its shareholders, as it secures the necessary financial capital to fully fund our existing development pipeline in Macau. The new facilities clearly demonstrate the confidence held by these leading financial institutions in the Company and its management team.

“We have successfully secured all capital resources necessary to build Melco PBL Entertainment into a leading participant in the gaming industry in Macau.”

Announces Substantial Investment in Cotai Serviced Apartment Hotel Units

Based on its confidence in the expected demand for vacation accommodation in Cotai and Macau in general, the Company has committed to developing a significantly expanded serviced apartment hotel complex comprising nearly 650 units and integrated into the existing footprint of City of Dreams. The serviced apartment hotel units will enjoy a pre-eminent location in Cotai with un-paralleled views of the Cotai Strip and will be marketed accordingly.

The total cost of design, construction and fit-out of the serviced apartment hotel complex is estimated at approximately US$353 million. This represents a significant change in scope as compared with the earlier plan for a more modest apartment hotel development budgeted to cost approximately US$96 million. The net capital investment at City of Dreams will be substantially reduced by the proceeds derived from this serviced apartment hotel development.

Apartment hotel unit investors will be encouraged to revert periods of non-occupation into a managed accommodation pool in return for a rental yield. The Company will earn management fees under this arrangement, together with a significant improvement in the quantity and mix of accommodation available at the City of Dreams resort.

The gross saleable area of serviced units is projected to be in excess of 1.3 million square feet, translating into construction costs of approximately US$270 per square foot. The serviced apartment hotel units are scheduled for completion in December 2009 with a plan to pre-sell some units ahead of completion.

Completes City of Dreams Project and Program Review

In conjunction with the negotiation of the new credit facilities and as previously indicated, the Company has completed its project and program review for City of Dreams.

Primarily as a result of an increase in the scope of the project, the estimated design, construction and fit-out cost for City of Dreams is now approximately US$1,849 million, an increase of approximately 23% from the previous estimate of US$1,500 million.

This increase in budgeted cost is in-line with the increase in the related gross floor area under development (an increase from 3.6 million to 4.2 million square feet in total area). Direct cost per square foot amounts to approximately US$440, up 6% from the previously communicated budget and reflecting the current inflationary construction cost environment in Macau.

The first phase of City of Dreams is planned to be formally open to the public by the end of March 2009. It consists of substantially all of the 420,000 square foot casino and approximately 85,000 square feet of retail space, as well as the 366-room Hard Rock Hotel and the 295-all-suite Crown Towers Hotel, Cotai. The 1,005-room Grand Hyatt Macau twin-tower hotel is scheduled to open in September 2009. The relevant agreements are being amended to reflect the decision to use the Grand Hyatt brand for both towers.

Land costs of US$279 million are currently projected, an increase of approximately US$63 million as compared with the previous budget, to reflect the expansion in the proposed development area at City of Dreams, together with expected changes in the market-wide formula used by the Macau government to calculate land premiums. A budget of US$345 million has been fixed for the projected capitalized interest charges, pre-opening expenses and working capital requirements (including cage cash) for the resort, which represents an increase of US$29 million from the previously reported budget.

Theatre of Dreams a Must-See Attraction for Cotai

The Company has transformed its original plans for a performance theatre at City of Dreams and will now build a unique ‘wet stage’ theatre to be known as the Theatre of Dreams. The theatre will house a brand-new live stage show production created exclusively for the Company by Dragone Entertainment, headed by Franco Dragone, the producer of some of the most spectacular theatre based production shows ever created.

World-class and truly unique entertainment attractions, anchored by live performances at the Theatre of Dreams, will ensure that the City of Dreams is a must-visit resort for any tourist or conventioneer visiting Macau from throughout the world.

The total projected cost to design, build and fit-out the 1,700-seat venue is estimated at US$169 million, an increase of US$148 million from the previously reported budget. The Theatre of Dreams is scheduled for completion in the first quarter of 2009. Opening night is expected before year-end 2009 following four to six months of rehearsals.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com) was opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our annual report on Form 20-F, filed on March 30, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Betty Ho

Vice President – Corporate Finance

Tel: (852) 2598 3673

Email: bettyho@melco-pbl.com